NEWS RELEASE	ELD No. 12-29
TSX: ELD NYSE: EGO	November 26, 2012

ELDORADO ANNOUNCES INCREASED REVOLVING CREDIT FACILITY TO US$375 MILLION

VANCOUVER, BC – Eldorado Gold Corporation, (“Eldorado”, the “Company” or “we”) today announced that the Company has increased its revolving credit facility to US$375 million.

The amended and restated credit agreement (the “ARCA”) includes an increase of available credit to US$375 million from US$280 million and an extension of the term to November 23, 2016 from October 12, 2015.

The terms of the ARCA are favorable to the Company and consistent with current market standards.  HSBC Securities (USA) Inc. and JP Morgan Securities LLC are joint Lead Arrangers and joint Bookrunners.  Lenders include HSBC Bank USA, JP Morgan Chase Bank N.A., Citibank N.A. Canadian Branch, Bank of America N.A., and Export Development Canada.  HSBC Bank Canada will act as Administrative Agent for the Lenders.

Eldorado intends to use the ARCA for growth opportunities and general corporate purposes.

“Funds from the increased facility will further strengthen our balance sheet and will provide additional flexibility as we enter a period of increased growth,” commented Paul N. Wright, Chief Executive Officer.

ON BEHALF OF
ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright
Chief Executive Officer

About Eldorado Gold

Eldorado is a gold producing, exploration and development company actively growing businesses in Turkey, China, Greece, Brazil and Romania. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that our company is well positioned to grow in value as we create and pursue new opportunities.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited, to the Company’s ARCA.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following: compliance with the ARCA, gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 30, 2012

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contact

Nancy Woo, VP Investor Relations
Eldorado Gold Corporation                                                                                                           1188, 550 Burrard Street
Phone: 604.601.6650 or 1.888.353.8166                                                                                         Vancouver, BC V6C 2B5
Email: nancyw@eldoradogold.com                                                                                              www.eldoradogold.com

Information packages: laurelw@eldoradogold.com